                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                             Ness Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    64104X108
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /x/      Rule 13d-1(d)

-------------------

         *  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The  information  required in the remainder of this cover page shall not be  deemed to be  "filed"  for the  purpose  of  Section  18 of the
         Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 64104X108                   13G                     Page 2 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Nesstech LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    New York
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 NUMBER OF     5          SOLE VOTING POWER
  SHARES
BENEFICIALLY                   605,674 shares
 OWNED BY      -----------------------------------------------------------------
   EACH         6          SHARED VOTING POWER
 REPORTING
PERSON WITH                    0 shares
               -----------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER

                               605,674 shares
               -----------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    605,674 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                                / /
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    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.7%
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    12         TYPE OF REPORTING PERSON

                    OO
================================================================================

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CUSIP No. 64104X108                   13G                     Page 3 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Morris Wolfson
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF     5          SOLE VOTING POWER
  SHARES
BENEFICIALLY                   605,674 shares (1)
 OWNED BY      -----------------------------------------------------------------
   EACH         6          SHARED VOTING POWER
 REPORTING
PERSON WITH                    1,133,154 shares (2)
               -----------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER

                               605,674 shares (1)
               -----------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER

                               1,133,154 shares (2)
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,738,828 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.0%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON

                    IN
================================================================================

(1) Consists of 605,676  shares of Common Stock held by Nesstech LLC, a New York limited liability company of which Mr. Wolfson is the sole manager.  Mr. Wolfson disclaims  beneficial ownership of the shares held by Nesstech LLC except to the extent of his equity interest therein.

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CUSIP No. 64104X108                   13G                     Page 4 of 9 Pages
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(2) Consists of 1,133,154  shares of Common Stock held by Morris  Wolfson Family
LP, a family limited  partnership of which Arielle Wolfson,  Mr. Wolfson's wife, is the general  partner.  Mr. Wolfson  disclaims  beneficial  ownership of these shares except to the extent of his equity interest therein.

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CUSIP No. 64104X108                       13G                        Page 5 of 9 Pages
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     This Amendment No. 1 to Schedule 13G amends and restates the initial  Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.

     Item 1.

     (a)     Name of Issuer:     Ness  Technologies,  Inc.
     (b)     Address of Issuer's Principal Executive Offices:
                                 Ness Tower, Atidim High-Tech Industrial Park, Building 4
                                 Tel Aviv 61580, Israel

     Item 2.

1.   (a)     Name of Person Filing: Nesstech LLC
     (b)     Address of Principal Business
                                 Office, or if none, Residence:  One
                                 State Street Plaza, New York, NY 10004
     (c)     Citizenship: New York
     (d)     Title of Class of Securities:  Common Stock,
                                            $0.01 par value per share
     (e)     CUSIP Number: 64104X108

2.   (a)     Name of Person Filing:  Morris Wolfson
     (b)     Address of  Principal Business Office, or if none, Residence:
                                 One State Street Plaza, New York, NY 10004
     (c)     Citizenship: United States
     (d)     Title of Class of Securities:  Common Stock,
                                            $0.01 par value per share
     (e)     CUSIP Number: 64104X108

     Item 3. If this statement is filed pursuant to Rule 13d-1(b),  or 13d-2(b) or (c), check whether the person filing is a:

          /x/    Not Applicable

     (a)  / /    Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  / /    Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)  / /    Insurance  company as defined in section  3(a)(19) of the  Exchange
                 Act.

     (d)  / /    Investment  company  registered  under section 8 of the  Investment
                 Company Act.

     (e)  / /    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  / /    An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F).

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CUSIP No. 64104X108                       13G                        Page 6 of 9 Pages
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     (g)  / /    A parent holding  company or control person in accordance with Rule
                 13d-1(b)(1)(ii)(G).

     (h)  / /    A savings  association  as defined in Section  3(b) of the  Federal
                 Deposit Insurance Act;

     (i)  / /    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4. Ownership - The percentages of beneficial  ownership shown below are based on  34,690,447  shares of  Common  Stock  outstanding  as of  November  7, 2005 as reported in the Issuer's Form 10-Q Quarterly Report filed on November 14, 2005.

1.   Nesstech LLC
     (a)     Amount  Beneficially  Owned:  605,674 shares.
     (b)     Percent of Class: 1.7%.
     (c)     Number of shares as to which such person has:
             (i)   sole  power to vote or direct  the vote:  605,674  shares.
             (ii)  shared power to vote or direct the vote: 0 shares.
             (iii) sole power to dispose or direct the disposition of: 605,674 shares.
             (iv)  shared power to dispose or direct the disposition of: 0 shares.

2.   Morris Wolfson
     (a)     Amount Beneficially Owned:  1,738,828 shares.
     (b)     Percent of Class: 5.0%.
     (c)     Number of shares as to which such person has:
             (i)   sole  power to vote or direct  the vote:  605,674  shares.
             (ii)  shared power to vote or direct the vote: 1,133,154 shares.
             (iii) sole power to dispose or direct the disposition of: 605,674 shares.
             (iv)  shared  power to  dispose or direct the  disposition  of:  1,133,154 shares.

     Item 5. Ownership of Five Percent or Less of a Class.

                    If this  statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                    Nesstech  LLC,  one of the  reporting  persons,  has ceased to be a beneficial  owner of more than  five  percent  of the class of  securities issued by the Company.

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

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CUSIP No. 64104X108                       13G                        Page 7 of 9 Pages
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     Item 7. Identification  and  Classification  of the Subsidiary  Which Acquired the
             Security Being Reported on by the Parent Holding Company.

             Not Applicable.

     Item 8. Identification and Classification of Members of the Group.

             Not Applicable.

     Item 9. Notice of Dissolution of Group.

             See Exhibit A.

     Item 10.Certification.

             Not Applicable.

               [The remainder of this page wasintentionally left blank.]

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CUSIP No. 64104X108                   13G                     Page 8 of 9 Pages
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                                   SIGNATURES

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006
                                       NESSTECH LLC

                                       By: /s/ Morris Wolfson
                                          --------------------------------------
                                          Name: Morris Wolfson
                                          Title: Manager

                                       /s/ Morris Wolfson
                                       -----------------------------------------
                                       Morris Wolfson

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CUSIP No. 64104X108                   13G                     Page 9 of 9 Pages
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                                    EXHIBIT A

                         NOTICE OF DISSOLUTION OF GROUP

         Effective  May 25,  2005,  the group  formed by Nesstech LLC and Morris
Wolfson  with  respect to the shares of Common Stock as reported in the Schedule
13G was  dissolved.  All  further  transactions  with  respect to such shares of
Common Stock will be filed,  if required,  by the former members of the group in their individual capacity.